ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 26, 2021	Kathleen M. Nichols
T +1 617 854 2418
kathleen.nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Impact Shares Trust I: File Nos. 333-221764 and 811-23312

Post-Effective Amendment No. 20 to the Registration Statement

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Impact Shares Trust I (the “Registrant”), and pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), we are filing by electronic submission via EDGAR Post-Effective Amendment No. 20 to the Registrant’s Registration Statement under the 1933 Act and Amendment No. 23 under the 1940 Act on Form N-1A (the “Amendment”).

The Amendment is being filed in connection with the Trust’s annual update to its Registration Statement and relates to Impact Shares NAACP Minority Empowerment ETF, Impact Shares YWCA Women’s Empowerment ETF, and Impact Shares Sustainable Development Goals Global Equity ETF.

The Trust expects to file an amendment pursuant to Rule 485(b) under the 1933 Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 854-2418.

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Sincerely,

/s/ Kathleen M. Nichols
Kathleen M. Nichols, Ropes & Gray LLP

cc:	Brian D. McCabe, Ropes & Gray LLP